* KW 3/5

SEC
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Section

FEB 28 2013

Washington DC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sprott Global Resource Investments, Ltd., formerly Global Resource Investments, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1910 Palomar Point Way, Suite 200
(No. and Street)

Carlsbad	California	92008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gretchen Carter — (760) 444-5254
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

222 Bay Street, P.O. Box 250	Toronto, Ontario	Canada	M5K 1J7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[redacted]

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13013128

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13

OATH OR AFFIRMATION

I, Gretchen M. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sprott Global Resource Investments, Ltd., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gretchen Carter
Signature

Chief Financial Officer
Title

Denise Geesland
Notary Public

Please see attached California Jurat

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.
(Formerly Global Resource Investments, Ltd.)

YEAR ENDED DECEMBER 31, 2012

Statement of Financial Condition
[Expressed in US Dollars]

The report is a **PUBLIC DOCUMENT** and is prepared in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of San Diego

DENISE B. GEASLAND
Commission # 1949857
Notary Public - California
San Diego County
My Comm. Expires Sep 23, 2015

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 27TH (Date) day of February (Month), 20 13 (Year), by

(1) Gretchen Carter, (Name of Signer)

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________, (Name of Signer)

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Denise Geasland (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: __________

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.
(Formerly Global Resource Investments, Ltd.)

CONTENTS

ERNST & YOUNG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors of
Sprott Global Resource Investments, Ltd.

We have audited the accompanying financial statement of **Sprott Global Resource Investments, Ltd.** (the "Partnership") which comprise the statement of financial condition as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of **Sprott Global Resource Investments, Ltd.** at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada

February 26, 2013

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.
(Formerly Global Resource Investments, Ltd.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS	
Cash	$ 279,904
Cash and cash equivalents at clearing broker	4,109,056
Securities owned, at fair value (Note 3)	1,111,345
Commissions receivable	499,990
Receivable from affiliates (Note 5)	2,702,950
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $633,390	378,768
Other assets	188,665
Total assets	**$ 9,270,678**
LIABILITIES AND PARTNERS' CAPITAL	
LIABILITIES:	
Commissions, salaries and taxes payable	$ 681,239
Accrued expenses and other liabilities	198,984
Payable to affiliates (Note 5)	143,877
Total liabilities	1,024,100
COMMITMENTS AND CONTINGENCIES (Notes 4 and 6)	
PARTNERS' CAPITAL (Note 2):	
General partner	82,465
Limited partner	8,164,113
Total partners' capital	8,246,578
Total liabilities and partners' capital	**$ 9,270,678**

The accompanying notes are an integral part of this statement.

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.
(Formerly Global Resource Investments, Ltd.)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Global Resource Investments, Ltd. is a California limited partnership which was organized on September 24, 1993. Effective May 25, 2012, Global Resource Investments, Ltd. changed its name to Sprott Global Resource Investments, Ltd. (the "Partnership"). The Partnership operates as a securities broker-dealer. The general partner of the Partnership is Rule Investments, Inc. ("RII"). The Partnership generates the majority of its business from the United States and substantially all of the Partnership's assets are located in the United States.

The Partnership, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Partnership does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Partnership by its clearing broker on a fully disclosed basis. The Partnership's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Partnership is a member.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are outlined below.

Securities Valuation and Revenue Recognition

The Partnership records revenue from traditional commission-based brokerage services provided to its clients on a trade-date basis and is included in commission revenue.

Corporate finance advisory revenue is recorded when the underlying transaction is substantially completed under the terms of the engagement and is included in commission revenue. A portion of this revenue may be received in the form of derivative securities, such as warrants, whereby management may determine to hold for an extended period of time should future appreciation be probable. Derivative securities are reported in securities owned on the statement of financial condition.

The Partnership records its investments on a trade-date basis. Realized gains or losses are recorded upon disposition of investments calculated based upon the difference between the proceeds and the cost basis determined using the specific identification method. Realized gains or losses and all other changes in valuation of investments are included in investment and trading gains and losses in the accompanying statement of operations.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Securities Valuation and Revenue Recognition *(continued)*

Expenses related to commission revenue and investment and trading gains and losses are recorded on a trade-date basis.

The Partnership values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Securities Valuation and Revenue Recognition *(continued)*

materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Partnership values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter (OTC) contracts have bid-and-ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Partnership's valuation policies require that fair value be within the bid-ask range. The Partnership's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price. These securities are included in Level 1 of the fair value hierarchy for actively traded markets and Level 2 of the fair value hierarchy for thinly traded markets.

Restricted securities of publicly traded companies are valued at the fair value of the public company's publicly traded securities less a discount. The Partnership discounts the unrestricted fair values based upon various factors such as the length of the restriction period and the underlying stability of the public company. These securities are included in Level 2 of the fair value hierarchy.

The Partnership's investments in private companies consist of direct private equity investments. The transaction price, excluding transaction costs, is typically the Partnership's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values. Ongoing reviews by the Partnership's management are based on an assessment of each underlying investment, incorporating valuations that consider the

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Valuation and Revenue Recognition *(concluded)*

evaluation of financing and sale transactions with third parties, comparable transactions and the overall stability of the principal market where the security would trade if the security were public. These nonpublic securities are included in Level 3 of the fair value hierarchy.

Transfers between the fair value hierarchy levels are determined using the fair value on the actual date of circumstance that caused the transfer.

Foreign Currency

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Foreign currency translation adjustments arise from changes in the fair values of assets and liabilities, other than investments in securities, resulting from changes in exchange rates. This amount is reported in other income or loss in the statement of operations.

Furniture and Equipment

Furniture and equipment are depreciated on a declining balance basis at rates ranging from 20% to 100% per annum, while leasehold improvements are amortized over the life of the improvements.

Profit and Loss Allocations

Profits and losses from operations are allocated to partners based on the Agreement of Limited Partnership. The Agreement of Limited Partnership generally provides for this allocation to be made based on the respective partners' capital accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all money market accounts held at their clearing broker to be cash equivalents.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Compensation

On June 2, 2011, the Partnership adopted an Equity Incentive Plan ("EIP") for its US employees. The Partnership may allot common shares of its ultimate shareholder (Sprott Inc., "SII") to employees as either (i) restricted stock, (ii) unrestricted stock or (iii) restricted stock units ("RSUs"), the resulting common shares of which will be issued from the treasury of SII.

There were 30 thousand RSUs issued during the year. The Partnership uses the fair value method to account for equity settled share-based payments with employees. Compensation expense is determined using the closing price of SII stock on the day the RSU is granted and is recognized over the vesting period with a corresponding increase to partners' capital. RSUs vest in installments which require a graded vesting methodology to account for these share-based awards. On the conversion of the RSUs to common stock, SII issues the capital stock and is reimbursed by the Partnership.

Receivable From Clearing Brokers

Receivables and payables relating to trades pending settlement, net unrealized gains and losses on, and cash are netted by the clearing broker in receivable from clearing brokers in the statement of financial condition.

Income Taxes

The financial statements do not include a provision for United States federal, state or local income taxes because the Partnership is not a taxable entity and its partners are taxed on their respective share of partnership earnings.

The Partnership recognizes tax positions in the financial statements only when it is more likely than not that a position will be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. A position that meets this standard is measured at the largest amount of liability that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Based on the analysis, the Partnership has determined that there are no uncertain tax positions to be recognized as of December 31, 2012. However, the Partnership's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, *Disclosures about Offsetting Assets and Liabilities.* ASU 2011-11 requires disclosures to make financial statements prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards. The requirements of ASU 2011-11 mandate that entities disclosure both gross and net information about instruments and transactions eligible for offset in the statement of assets and liabilities as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, ASU 2011-11 requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. The disclosures mandated by ASU 2011-11 are required for annual reporting periods beginning on or after January 1, 2013. The Partnership is evaluating the impact of ASU 2011-11 on its financial statements.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2012, the Partnership had net capital and net capital requirements of $3,786,212 and $250,000, respectively. The Partnership's net capital ratio (aggregate indebtedness to net capital) was 0.23 to 1. According to Rule 15c3-1, the Partnership's net capital ratio shall not exceed 15 to 1. This rule may effectively restrict advances to affiliates or capital withdrawals.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Partnership's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Partnership's accounting policies.

The following table presents information about the Partnership's assets measured at fair value as of December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2012
Assets:				
Common stocks	$ 669,806	$ 262,320	$ -	$ 932,126
Private equities	-	-	48,000	48,000
Warrants	-	131,219	-	131,219
Securities, at fair value	$ 669,806	$ 393,539	$ 48,000	$ 1,111,345

In accordance with FASB Accounting Standards Update ("ASU") No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*, the Partnership's significant transfers from Level 2 and Level 1 during the year ended December 31, 2012 were a result of the investment restriction periods ending.

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Partnership has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2012 are as follows:

	Balance as of December 31, 2011	Purchases of Securities	Proceeds from Sale of Securities	Realized and Unrealized Gains and (Losses)	Balance as of December 31, 2012	Change in Unrealized Gain (Loss) On Securities Still Held
Assets:						
Private equities	$ 48,000	$ -	$ -	$ -	$ 48,000	$ -

The Partnership clears all of its trades through major U.S. financial institutions. In the event a clearing broker does not fulfill its obligations, the Partnership may be exposed to risk of loss on securities owned and receivable from the clearing broker. The Partnership attempts to minimize this risk by monitoring the creditworthiness of its clearing broker.

NOTE 4 - COMMITMENTS

The Partnership leases office space and equipment from unrelated parties under non-cancelable operating leases expiring through June 2022. Future minimum rental commitments under these leases are approximately as follows:

Year		Total
2013		$ 447,306
2014		460,725
2015		474,547
2016		488,783
2017		503,446
Thereafter		2,267,617
		$ 4,642,424

Total rental expense, including the leases referred to above, was $337,177 for the year ended December 31, 2012.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Partnership is affiliated with Resource Capital Investment Corporation ("RCIC") through common ownership. RCIC is the general partner of seven investment partnerships, Exploration Capital Partners 1998-B Limited Partnership, Exploration Capital Partners 2000 Limited Partnership, Exploration Capital Partners 2005 Limited Partnership, Exploration Capital Partners 2006 Limited Partnership, Exploration Capital Partners 2008 Limited Partnership, Exploration Capital Partners 2009 Limited Partnership and Resource Income Partners Limited Partnership (collectively "Exploration"). For the year ended December 31, 2012, RCIC reimbursed the Partnership $411,704 for its portion of selling, general, administration and compensation overhead.

***NOTE 5 - RELATED PARTY TRANSACTIONS** (concluded)*

The Partnership advanced $2,000,000 to RCIC during the year ended December 31, 2012. The advance is not secured and is non-interest bearing with no set terms of repayment. The advance is due on demand.

During the year ended December 31, 2012, the Partnership also sold to RCIC its right to a future cash flow product managed by RCIC for a fair value of $1,478,869.

As a result of the above transactions with RCIC, the Partnership had a receivable of $2,576,145 from RCIC.

The Partnership pays the general partner a management fee of $37,500 each calendar quarter. For the year ended December 31, 2012, the Partnership was charged management fees of $150,000, of which, $37,500 remained payable to RII at December 31, 2012.

The Partnership receives normal fees charged for the execution of purchases and sales of securities from Exploration. For the year ended December 31, 2012, the Partnership received approximately $1,093,000 in commissions and trading fees from Exploration.

The Partnership is also affiliated with Sprott Asset Management US ("Sprott US") by virtue of common ownership. The Partnership receives a fee for providing back office management and administrative services. For the year ended December 31, 2012, the Partnership earned $217,536 for the performance of such services and had a receivable from Sprott US of $64,095 for salaries paid on behalf of Sprott US.

The Partnership is affiliated with Sprott Private Wealth LP ("SPW"), a subsidiary of Sprott Inc., the ultimate parent company of the Partnership which is a Canadian public company listed on the Toronto Stock Exchange. The Partnership participates from time to time in the selling of SPW brokered business and is paid a fee for this service. For the year ended December 31, 2012, the Partnership charged SPW $247,450 for such services and had a receivable of $59,110.

The Partnership is affiliated with Sprott Inc. The Partnership is charged certain expenses by Sprott Inc. and subsequently reimburses these costs to Sprott Inc. For the year ended December 31, 2012, the Partnership was charged $1,093,122 of head office costs and had a payable to Sprott Inc. of $105,880.

The Partnership is also affiliated with Sprott Asset Management LP ("SAM"), a subsidiary of Sprott Inc. In the normal course of business, SAM incurs expenses on behalf of the Partnership which the Partnership reimburses to SAM on a periodic basis. The Partnership is also charged certain expenses by SAM and subsequently reimburses these costs to SAM. For the year ended December 31, 2012, the Partnership incurred $99,708 of these costs and has no payable to SAM at December 31, 2012.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Partnership's future operating results may be affected by several factors. The investments of the Partnership may be affected by general and local economic, political and social conditions that can affect the prices of the securities in countries in which companies undertake their activities. Markets can also be affected by currency changes, new tax and environmental legislation, laws restricting sales of natural resources and the absence of liquidity in the securities.

In the normal course of business, the Partnership's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Partnership to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Partnership's trading activities, the Partnership has purchased securities for its own account and may incur losses if the market value of the securities change subsequent to December 31, 2012.

The Partnership has a substantial portion of its assets on deposit with clearing brokers. Assets deposited with clearing brokers are subject to credit risk. In the event of a clearing broker's insolvency, the amounts held with the clearing brokers could be subject to forfeiture.

The Partnership's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts which approximate fair value. Securities owned are valued as described in Note 1.

NOTE 7 - SUBSEQUENT EVENTS

The Partnership has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.